KAISER VENTURES LLC

3633 INLAND EMPIRE BLVD., SUITE 480

ONTARIO, CA 92764

FILED VIA EDGAR

December 29, 2011

Mr. Kevin Woody Accounting Branch Chief Division of Corporate Finance 100 F Street, NE Securities and Exchange Commission Washington, D.C. 20549	Ms. Jennifer Monick Senior Staff Accountant Division of Corporate Finance 100 F Street, NE Securities and Exchange Commission Washington, D.C. 20549

Dear Mr. Woody and Ms. Monick:

The purpose of this letter is to address the matters set forth in the Securities and Exchange Commission’s (“SEC”) letter to us dated December 14, 2011, and to provide you with supplemental information with respect to certain of such items. For your convenience, we have set forth each of the SEC’s comments immediately prior to our response.

Form 10-K for the fiscal year ended December 31, 2010

Financial Statements

Note 14. Commitments and Contingencies

Pension Plans, page 58

1. Please tell us whether or not you have been accruing amounts related to SERP 2. To the extent that you have not been accruing a liability for amounts to be paid under this plan, please tell us how you have complied with paragraph 9 of ASC 710-10-25.

Company Response

By way of background, SERP 2 is a rather unique supplemental deferred compensation plan in that it was fully funded in 2007 at the time of its establishment. There are no ongoing contributions to SERP 2 by either the employer or an employee. The value of SERP, which fluctuates depending upon the stock and bond markets, is reflected on the Company’s balance sheet in restricted cash and the assets of SERP 2 are held in a rabbi trust. The value of SERP 2 is “marked to market” at the end of each reporting period with the related gain or loss being recorded in the Company’s income statement for that period.

The reason why the Company did not accrue the expense associated with SERP 2 either in 2007 at the time it was established or ratably over the periods from 2007 through 2011 is that SERP 2 has “cliff vesting” in that it provides for an “all or nothing” vesting to the beneficiaries if they remain as employees of a plan sponsor as

MR. KEVIN WOODY

MS. JENNIFER MONICK

SECURITIES AND EXCHANGE COMMISSION

of December 31, 2011. (The exceptions are that vesting would occur upon death or termination without cause.) The “cliff vesting” was an important consideration since both participants in SERP 2 were valuable employees who could easily have left the Company for a new position at significantly higher compensation. For example, in March 2011 the U.S. Supreme Court decided not to accept the appeal of an adverse decision of the U.S. 9th Circuit Court of Appeals involving the Company’s landfill project. At that point one or both of the executives may have left since the federal litigation had been lost. However, the “cliff vesting” was an incentive for them to stay with the Company through at least December 31, 2011. Consequently, given the above facts, the Company concluded in 2007 that it was more appropriate to wait until the “cliff vesting” date to record the expense rather than to expense the original amount in 2007 or ratably over the periods from 2007 through 2011 and run the risk of having to reverse the expense if one or both of the employees left the Company prior to the “cliff vesting” date.

Paragraph 9 of ASC 710-10-25 addresses the accounting treatment of expected future benefits, which in this case is the deferred compensation potentially payable pursuant to the terms of SERP 2. More specifically such paragraph provides, in part: “To the extent the terms of the contract provide attribute all or a portion of the expected future benefits to a period of service greater than one year, the cost of those benefits shall be accrued over that periods of the employee’s service in a systematic and rational manner.”

Kaiser understood and determined that because of the cliff vesting of SERP 2, (i.e., no benefit was payable over years of service but only upon December 31, 2011, if a particular beneficiary was still employed by a plan sponsor) no accrual was necessary until the time it was actually vested and could be paid out assuming the other terms of SERP 2 where otherwise met. Accordingly, Kaiser believes its accounting treatment of SERP 2 is in compliance with paragraph 9 of ASC 710-10-25 in that it reflects a rationale accounting for SERP 2. As of December 31, 2011, the cliff vesting date, the entire value of SERP 2 will be expensed against compensation. We also note that the accounting treatment of SERP 2 is disclosed in the Report on Form 10-K. We do understand an alternative view is that such amount should be amortized over a five year period through December 31, 2011.

In addition, we note that if the conclusion is that Kaiser should have been accruing a liability for the benefits that might be payable pursuant to SERP 2 from the effective date of its establishment to December 31, 2011, the amount of the accrual during several of the individual years may not be material. If the amount of SERP 2 were to be amortized from inception through December 31, 2010, the effect on loss from operations and total liabilities would be as reflected in the table below. Since the change in the market value of SERP 2 has been properly recognized in the Company’s quarterly and annual financial statements the amounts shown in the table below reflect what a five year amortization would have been for each year.

	(in 000’s)
Deferred Compensation Exp	$184	$80	$251	$321
Loss from Operations	$661	$1,477	$2,447	$13,935
Amount as % of loss	27%	5%	10%	2%
Deferred Comp Liability	$184	$264	$515	$837
Total Liabilities	$12,072	$11,729	$11,611	$11,646
Amount as % of total liabilities	1%	2%	4%	7%

Additionally, management believes that the judgment of a reasonable person would not have been changed or influenced by the inclusion or correction of the item due to the following qualitative factors: (1) there is no impact on the trend in earnings and such impact does not mask a trend in consolidated earnings: (2) the Company is not traded on any stock exchange or secondary market, therefore there are no analysts that issue analysts’ reports; (3) the amount does not change a loss to income or vice versa; (4) the amount does not concern any segment of the business; (5) the Company does not have any loan covenants and the amount does not affect any other contractual requirements; (6) the amount does not affect management’s compensation as not recording such amount does not affect any bonuses etc.; and (7) no regulatory compliance matters are impacted.

Exhibits 31.1 and 32.2

2. We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a), specifically, we note you have omitted the phrase “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-a5(f)” from paragraph 4. Please amend your certifications to comply with Exchange Act Rules.

MR. KEVIN WOODY

MS. JENNIFER MONICK

SECURITIES AND EXCHANGE COMMISSION

Company Response

The phrase referenced above was inadvertently omitted from the certifications. The Company will amend the certifications to comply with Exchange Act Rules. Such filing will be made at such time as any other modified filing should be required in resolution of the SEC’s comments contained in this response.

Form 10-Q for the quarterly period ended September 30, 2011

Item 3. Controls and Procedures, page 10

3. We note you disclose that you carried out an evaluation of disclosure controls and procedures “[w]ithin the 90 days prior to the date of this report.” We further note that you do not appear to assess the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report. Please tell us how your disclosure complies with Item 307 of Regulation S-K.

Company Response

We suggest amending our discussion on Item 3. Controls and Procedures as reflected in the redline of such Item as provided below:

Item 3.    CONTROLS AND PROCEDURES

~~Within the 90 days prior to the date~~ As of the end of the period covered by ~~of~~ this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-14.

Based on its review of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its subsidiaries) that is required to be included in the Company’s periodic Securities and Exchange Commission filings. Specifically, since 2007, the Company has: (a) requested annually that all of the critical employees, officers and Members of the Board of Managers of the Company complete an extensive internal control and risk management questionnaire; and (b) internally reviewed and tested the implementation of its internal controls against the Company’s written control procedures. The above conclusions are based upon the work performed. Additionally, as previously noted, the effectiveness of the Company’s disclosure controls and procedures is evaluated effective as of the end of each calendar quarter. ~~There were no significant changes in internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weakness.~~

We hope that this letter adequately addresses the comments contained in your letter of December 14, 2011. However, if further information or clarification is necessary, please to do hesitate to contact us. I will be out of the office until January 9, 2012. If you need to contact Kaiser during my absence, please call Terry Cook at 909-483-8511 or Alfred Keen at 909-483-8514. We will promptly make amended filings upon conclusion of this matter with the SEC.

MR. KEVIN WOODY

MS. JENNIFER MONICK

SECURITIES AND EXCHANGE COMMISSION

Attached to this letter is our separate acknowledgement of the items listed on page 2 of your December 14, 2011 letter.

Sincerely,

/s/ James F. Verhey
James F. Verhey
Executive Vice President - Chief Financial Officer

KAISER VENTURES LLC CERTIFICATE OF ACKNOWLEDGEMENT

(PURSUANT TO SEC LETTER OF DECEMBER 14, 2011, TO KAISER VENTURES LLC)

Kaiser Ventures LLC (the “Company”) hereby acknowledges to the Securities and Exchange Commission (“SEC”) that:

•	The Company is responsible for the adequacy and accuracy of the disclosure contained in its filings with the SEC;

•	SEC staff comments or changes made to disclosures in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings with the SEC; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the Company has executed this Certificate of Acknowledgment by its duly authorized officer.

“COMPANY”
KAISER VENTURES LLC

Date: December 29, 2011	By:	/s/ James F. Verhey
James F. Verhey
Executive Vice President & CFO